                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934
                                   -----------

                         For the Month of November 2003
                                Quarterly Report
                                  ------------

                         (Commission File. No 0-20390).
                                   -----------

                            ID BIOMEDICAL CORPORATION
                  (Translation of registrant's name in English)

              1510 - 800 West Pender Street, Vancouver, BC V6C 2V6 (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:        Form 20-F            40-F   x
                                                     -----           -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                           Yes:                 No:   x
                                                 -----               -----

November 21, 2003



British Columbia Securities Commission               Toronto Stock Exchange
Alberta Securities Commission                        SEC
Saskatchewan Securities Commission                   NADSAQ
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilieres du Quebec

Dear Sirs:

We confirm that the following material was sent by pre-paid mail on November 21, 2003, to the shareholders on the supplemental mail list of ID Biomedical
Corporation:

1.       Quarterly Report for the quarter ended September 30, 2003.

In compliance with regulations made under the Securities Act, we provide this material to you.

Sincerely,
ID BIOMEDICAL CORPORATION


Deborah L. Bowers
Corporate Secretary

cc:  Ladner Downs

                              [ID BIOMEDICAL LOGO]


                           ID BIOMEDICAL CORPORATION
                             1510-800 WEST PENDER
                                VANCOUVER, BC
                                   V6C 2V6


                    SEPTEMBER 2003 THIRD QUARTER REPORT


          TRADING INFORMATION:     NASDAQ Market (symbol "IDBE")
                                   The Toronto Stock Exchange (symbol "IDB")

      FOR INFORMATION CONTACT:     Anthony F. Holler, M.D.
                                   CHIEF EXECUTIVE OFFICER

                                   Dean Linden
                                   MANAGER OF CORPORATE COMMUNICATIONS

                        EMAIL:     Info@idbiomedical.com

                          WEB:     www.idbiomedical.com

ID Biomedical Corporation is a biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome(TM) platform intranasal adjuvant/delivery technology. ID Biomedical is developing subunit vaccines for the prevention of a number of different diseases, as well as vaccines against biological warfare agents. The Company's lead products in clinical development are the FluINsure(TM) intranasal influenza
(flu) vaccine and the StreptAvax(TM) group A streptococcal vaccine. Additionally, the Company has several vaccines in preclinical development.



                                TABLE OF CONTENTS

Management's Discussion and Analysis of Financial Condition                    3
Consolidated Balance Sheets                                                    8
Consolidated Statements of Operations and Deficit                              9
Consolidated Statements of Cash Flows                                         10
Notes to Financial Statements                                                 11



THIS QUARTERLY REPORT CONTAINS SO-CALLED FORWARD-LOOKING STATEMENTS. THESE INCLUDE STATEMENTS ABOUT ID BIOMEDICAL'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES FOR THE FUTURE, WHICH IT INDICATES BY WORDS OR PHRASES SUCH AS "ANTICIPATE", "EXPECT", "INTEND", "PLAN", "WILL", "WE BELIEVE", "ID BIOMEDICAL BELIEVES", "MANAGEMENT BELIEVES" AND SIMILAR LANGUAGE. ALL FORWARD-LOOKING STATEMENTS ARE BASED ON ID BIOMEDICAL'S CURRENT EXPECTATIONS AND ARE SUBJECT TO RISKS UNCERTAINTIES AND TO ASSUMPTIONS MADE. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE: (I) THE ABILITY TO SUCCESSFULLY COMPLETE PRECLINICAL AND CLINICAL DEVELOPMENT OF ITS PRODUCTS; (II) THE ABILITY TO OBTAIN AND ENFORCE TIMELY PATENT AND INTELLECTUAL PROPERTY PROTECTION FOR ITS TECHNOLOGY AND PRODUCTS; (III) THE ABILITY TO AVOID, EITHER BY PRODUCT
DESIGN, LICENSING ARRANGEMENT OR OTHERWISE, INFRINGEMENT OF THIRD PARTIES' INTELLECTUAL PROPERTY; (IV) DECISIONS, AND THE TIMING OF DECISIONS, MADE BY
THE HEALTH REGULATORY AGENCIES REGARDING APPROVAL OF ITS PRODUCTS FOR HUMAN TESTING; (V) THE ABILITY TO COMPLETE AND MAINTAIN CORPORATE ALLIANCES
RELATING TO THE DEVELOPMENT AND COMMERCIALIZATION OF ITS TECHNOLOGY AND PRODUCTS; (VI) MARKET ACCEPTANCE OF ITS TECHNOLOGY AND PRODUCT; AND (VII) THE COMPETITIVE ENVIRONMENT AND IMPACT OF TECHNOLOGICAL CHANGE. ID BIOMEDICAL
BASES ITS FORWARD-LOOKING STATEMENTS ON INFORMATION CURRENTLY AVAILABLE TO
IT, AND ASSUMES NO OBLIGATION TO UPDATE THEM.

            MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION

OVERVIEW

ID Biomedical Corporation ("the Company") is developing non-live, subunit vaccines for the prevention of a number of different diseases. Subunit vaccines differ from traditional vaccines in that they consist of proteins or other components of the organism rather than the whole, live organism. The Company's product candidates in clinical development are:

     StreptAvax(TM) vaccine, a multivalent subunit vaccine against group A streptococcus. A prototype formulation of this vaccine has been tested in Phase I human clinical trials in the United States in collaboration with the University of Tennessee and the United States National Institutes of Health, and a more advanced formulation is currently being tested in a Phase II human clinical trial with Dalhousie University in Canada; and

     FluINsure(TM) vaccine, an intranasally delivered subunit influenza vaccine, which has been tested in a Phase I Clinical Trial at the University of Rochester, two Phase II Clinical Trials in Canada, as well as two Phase II Challenge Trials in the United Kingdom.

The Company's pre-clinical research programs include the possible development of an allergy vaccine, a vaccine against respiratory syncitial virus (RSV) and vaccines against biological warfare agents. All of the Company's pre-clinical research programs are based on a potential platform vaccine technology for the intranasal delivery of vaccine antigens. This proprietary platform is trademarked Proteosome(TM) technology.

The Company owns Cycling Probe Technology ("CPT"), a genomic identification and analysis platform. Although, in the past, a significant portion of our revenues have been from licensing CPT and a related technology, we do not expect to receive significant revenue, or incur any significant expenses, from these technologies in the future.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These accounting principles require us to make certain estimates and assumptions. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates and assumptions are made. Actual results could differ from our estimates. Areas of significant estimates include valuation and amortization of medical technology and recognition of revenue.

The significant accounting polices that we believe are the most critical in fully understanding and evaluating our reported financial results include the following:

     o Revenue recognition
     o Medical technology

REVENUE RECOGNITION

Our revenue to date has been derived from several sources including licensing fees which are comprised of initial fees and milestone payments from our CPT partnering arrangements. Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when the Company has no further involvement or obligation to perform under the arrangement. Initial fees and milestone payments which require ongoing involvement or licensing are deferred and amortized into income over the estimated period of our ongoing involvement or licensing. If we determine that a company used our technology prior to signing a license, then a portion of the initial fee may be recognized upon signing the agreement to account for such prior use. Changes in our contractual arrangements or the nature or extent of our ongoing involvement on existing contracts in the future may impact the extent and timing of our revenue recognition.

Revenue from the Company's research and development contracts is recorded at the time the research and development activities are performed in accordance with the terms of the specific contracts.

MEDICAL TECHNOLOGY

The Company capitalizes the cost of acquiring medical technology. Costs are amortized over the estimated useful life of the technology once use of the related product commences or once the Company enters into a licensing agreement with respect to the technology. We determine the estimated useful lives for medical technology based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. We review the carrying value of these intangible assets on an annual basis to determine if there has been a change in any of these factors. A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings.

RESULTS FROM OPERATIONS

The Company recorded a net loss of $8.2 million ($0.23 loss per share) for the three months ended September 30, 2003 compared to a net loss of $4.7 million ($0.15 loss per share) for the three months ended September 30, 2002. The net loss for the nine months ended September 30, 2003 was $17.8 million ($0.52 loss per share), compared to a net loss of $9.8 million ($0.32 loss per share) for the same period in 2002. Included in the net loss for the three months ended September 30, 2003 is a $1.4 million loss on disposal of intangible assets related to a research program targeting a possible vaccine against MYCOBACTERIUM TUBERCULOSIS, which the Company is no longer pursuing.

REVENUES

For the three month period ended September 30, 2003, the Company's revenues totaled $2.1 million compared to $0.7 million for the three month period ended September 30, 2002. The increase in revenue is due to a research and development contract with Dynport Vaccine Company. Revenue for the nine months ended September 30, 2003 was $5.3 million compared to $10.2 million for the same period in 2002. The decrease in revenue over the comparable nine month period is attributable to genomic licensing revenues recognized in January 2002 as a result of the Company's agreement with Takara Biomedical Group ("Takara").

Deferred licensing revenue in the amount of $0.7 million was recognized for the three months ended September 30, 2003, compared to $0.7 million for the same period in the prior year. Deferred licensing revenue for the nine months ended September 30, 2003 was $2.0 million compared to $2.0 million for the same period in 2002. Based on the Company's current licensing agreements, amortization of deferred licensing revenue is expected to continue at the present amount through October 2006. The amortization of deferred licensing revenue does not result in additional cash to the Company.

Research and development contract revenue in the amount of $1.4 million was recorded for the three month period ended September 30, 2003 compared to nil for the three month period ended September 30, 2002. Research and development contract revenue for the nine months ended September 30, 2003 was $3.3 million compared to nil for the same period in 2002. This revenue increased as a result of our agreement with Dynport Vaccine Company for the development of an antigen for a subunit plague vaccine.

We expect to receive licensing fees and contract revenue in the future from existing and new agreements. The extent and timing of such additional licensing fees and contract revenue, if any, will be dependent upon the overall structure and, terms and conditions of current and any future agreements.

EXPENDITURES

RESEARCH AND DEVELOPMENT

Net research and development expenses increased 134% to $6.8 million for the three months ended September 30, 2003 compared to the three months ended September 30, 2002. This increase is directly related to clinical trial expenses associated with the development of the Company's FluINsure(TM) vaccine. Net research and development expenses for the nine months ended September 30, 2003 increased 81% to $16.2 million compared to the same period in 2002. These increases are associated with the clinical and manufacturing development of the Company's vaccine product candidates.

Research and development costs are reported net of grants received or receivable from Technology Partnership Canada ("TPC") and provincial government investment tax credits. Grants and tax credits totaled $0.9 million for the three month period ending September 30, 2003 as compared to $0.6 million for the three month period ended September 30, 2002. Grants and tax credits for the nine months ended September 30, 2003 were $2.1 million compared to $1.6 million for the same period in 2002. Grants and investment tax credits increased less in relation to net research and development due to certain research and development expenses incurred outside of Canada that are not eligible.

We expect to incur substantial research and development expenses in the future associated with the continued advancement of the Company's FluINsure(TM) vaccine and StreptAvax(TM) vaccine. As of September 30, 2003 the Company has reached its total allowable TPC funding amount. The Company recorded TPC grants of $0.8 million and $1.8 million for the three and nine months ending September 30, 2003.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses increased 18% to $1.4 million for the three months ended September 30, 2003 compared to $1.2 million for the three months ended September 30, 2002. General and administrative expenses for the nine months ended September 30, 2003 increased 18% to $4.3 million compared to $3.6 million for the same period in 2002. These increases are associated with continued development of our finance, investor relations and business development activities.

Moderate increases in general and administrative expenses are expected as activities increase in support of our continued advancement of the Company's vaccine products and business development activities.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense relates to equipment, patent and trademark rights, and medical technology and other assets. For the three months ended September 30, 2003 depreciation and amortization expense was $1.1 million compared to $1.1 million for the three months ended September 30, 2002. Depreciation and amortization expense for the nine months ended September 30, 2003 increased 4% to $3.3 million compared to the same period in 2002. Comparisons to previous years amounts are impacted by certain assets becoming fully depreciated during the three months ended September 30, 2003 and the increase in the useful life of certain intangible assets, which was reflected in our 2002 annual financial statements.

We believe that depreciation and amortization expense will continue to increase due to equipment additions necessary to support the clinical and manufacturing development of the Company's vaccine product candidates.

INVESTMENT AND OTHER INCOME

Investment and other income decreased $0.1 million for the three months ended September 30, 2003 compared to the three months ended September 30, 2002. Growth in investment income, due to larger cash and short term investment balances, was offset by less significant foreign exchange gains attributable to a decline in U.S. dollar based current assets. Investment and other income for the nine months ended September 30, 2003 increased $0.2 million compared to the same period in 2002. These increases are a result of greater interest income from significantly greater levels of cash and short term investments. In addition the Company recognized a foreign exchange loss of $0.2 million for the nine months ended September 30, 2003 as compared to a loss of $0.3 million for the nine months ended September 30, 2002.

The Company expects that investment and other income will continue to fluctuate in relation to cash balances, interest rates, and foreign exchange rates.

INTEREST EXPENSES

Interest expense decreased $0.03 million for the three months ended September 30, 2003 compared to the same period in the prior year. For the nine months ended September 30, 2003 interest expense decreased $0.1 million compared to the same period in 2002. Interest expense decreased as a result of the repayment of the Company's debt instruments.

GAIN ON SALE (LOSS ON WRITE-DOWN) OF SHORT TERM INVESTMENT

In January of 2003, the Company sold its investment in Third Wave Technologies Inc. for $2.5 million resulting in a gain of $1.7 million. The Company recognized a $0.6 million and a $3.8 million write down on this investment for the three and nine months ended September 30, 2002 respectively.

LOSS ON DISPOSAL OF INTANGIBLE ASSETS

For the three months ended September 30, 2003 the Company recorded a $1.4 million loss from the disposal of intangible assets. This amount represents the unamortized portion of medical technology and patent rights, less the termination of an obligation classified as a long-term debt, related to a research program targeting a possible vaccine against MYCOBACTERIUM TUBERCULOSIS, which the Company is no longer pursuing. For the nine months ended September 30, 2003 the Company has recognized a $1.6 million loss from the disposal of intangible assets. The Company did not record any loss on disposal of intangible assets for the three and nine month periods ending September 30, 2002.

INCOME TAXES

For the three and nine months ending September 30, 2003 the Company recorded income taxes in the amount of $0.02 million compared to nil for the three months ended September 30, 2002 and $0.8 million for the nine months ending September 30, 2002. Income tax amounts represent foreign withholding taxes on licensing payments received from Takara.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, the Company has financed its technology acquisitions, research and development activities and capital expenditures from the licensing of the Company's technologies, private and public equity financing, and leasing transactions. The Company has also received proceeds from contract revenue from collaborative research and development agreements with corporate partners and government agencies.

Although in the past a significant portion of our funding has been from licensing of genomic analysis technologies, including our Cycling Probe Technology, we do not expect to receive significant funding from these activities in the future. We expect future short and long term funding to be provided though public equity financing and contract revenue from collaborative research and development agreements with corporate partners.

The Company's primary objective for the investment of funds is to preserve the Company's cash for research, development and other operating expenditures by investing in low risk, readily marketable securities. The Company had cash and short-term investments of $40.5 million at September 30, 2003 as compared to $23.8 million at December 31, 2002. The Company's working capital increased to $37.3 million as of September 30, 2003 compared to $20.7 million at December 31, 2002. This increase is the result of the Company's May 2003 equity offering less the funding of the Company's research, development and manufacturing activities. Also impacting the Company's liquidity and capital resources are the exercise of stock options, debt repayment and additions of equipment, patent and trademark rights, and medical technology and other assets.

Cash used in operating activities was $6.1 million for the three months ended September 30, 2003 compared to cash used in operating activities of $0.1 million for the three months ended September 30, 2002. The increase in cash used in operating activities results from increases in net research and development expenses and changes in non-cash working capital items. For the nine months ended September 30, 2003 cash used in operations was $15.5 million compared to $2.2 million for the same period in 2002. The increase in cash used in operating activities for the nine months ended September 30, 2003 is attributable to genomic licensing revenues recognized in January 2002 from Takara, increases in net research and development expenses and changes in non-cash working capital items.

Additions to equipment were $1.3 million for the three months ended September 30, 2003 compared to $0.1 million for the three months ended September 30, 2002. Additions to equipment for the nine months ended September 30, 2003 was $3.0 million compared to $1.5 million for the same period in 2002. These increases are associated with facility expansion to support the clinical and manufacturing development of the Company's vaccine products.

Patent and trademark rights added during the three month ended September 30, 2003 totaled $0.1 million compared to $0.1 for the three months ended September 30, 2002. Patent and trademark rights added during the nine months ended September 30, 2003 was $0.2 million compared to $0.3 million for the same period in 2002.

Additions to medical technology were $0.4 million for the three months ended September 30, 2003 compared to $0.03 million for the same period in 2002. The increase in medical technology is attributable to the August 20, 2003 amendment to the License Agreement dated August 29, 1997 between University of Tennessee Research Corporation ("UTRC") and ID Biomedical Corporation of Washington ("IDBW"). In the amendment, UTRC agreed to return 408,163 shares of IDBW common stock and IDBW agrees to pay UTRC US $250,000 cash and provide UTRC US $250,000 worth of common stock of ID Biomedical Corporation. As a result of this amendment the Company now owns 100% of IDBW. This transaction resulted in a $0.7 million increase in medical technology.

Net cash provided by financing activities was $0.9 million for the three months ended September 30, 2003 compared to ($0.3) million for the three months ended September 30, 2002. For the nine months ended September 30, 2003 net cash provided by financing activities increased $33.9 million compared to the same period in the prior year. This increase is the result of the Company's equity offering that was completed on May 28, 2003.

For the nine months ended September 30, 2003 the Company made debt payments, including payments of obligations under capital leases, totaling $1.0 million. Debt payments for the same period in the prior year totaled $2.0 million. Required additional principal payments on debt and capital leases for the remainder of 2003 are $0.04 million.

Subsequent to September 30, 2003, the Company announced the closing of a unit offering consisting of 5,800,000 Units, each Unit consisting of one common share and one-half of one common share purchase warrant at a price of US $17.37 per Unit. Net proceeds (approximately $125 million CDN) will be used to continue the clinical and manufacturing development of the Company's FluINsure(TM) and StreptAvax(TM) vaccines, working capital requirements and other general corporate purposes, including potential strategic acquisitions.

We have no relationships with any "special purpose" entities and have no commercial commitments with related parties. The only contractual obligations are in the form of operating leases, capital leases, notes payable and future research and development expenditures.

We expect that our available cash resources, working capital, expected interest income, expected licensing revenue, estimated funding from corporate partnerships and proceeds from our equity offering, should be sufficient to satisfy the funding of existing product development programs and other operating and capital requirements for at least the next 24 months. The amount of the expenditures that will be necessary to execute our business plan is subject to numerous uncertainties, which may adversely affect liquidity and capital resources to a significant extent. Our two lead products, StreptAvax(TM) vaccine and FluINsure(TM) vaccine, are in human clinical trials. Completion of clinical trials may take several years or more, but the length of time generally varies substantially according to the type, complexity, novelty and intended use of a product. The duration and the cost of clinical trials may vary significantly over the life of a project as a result of unanticipated developments arising during the clinical trials and the duration and cost therefore cannot be estimated.

RISKS AND UNCERTAINTIES

The Company will require additional capital to fund its ongoing research and development, product development, and other operating activities. As a result, the Company intends to seek funds from a variety of sources, including corporate alliances, cooperative research and development agreements and other financing arrangements. In addition, the Company will likely issue securities if it determines that additional capital could be obtained under favorable conditions. However, there can be no assurance that these funds will be available on favorable terms, if at all.

To the extent possible, management implements strategies to reduce or mitigate the risks and uncertainties associated with the Company's business. Operating risks include (i) the Company's ability to successfully complete pre-clinical and clinical development of its products, (ii) the Company's ability to obtain and enforce timely patent and other intellectual property protection and to avoid or license third party intellectual property covering its technology and products, (iii) decisions, and the timing of decisions, made by health regulatory agencies regarding approval of the Company's products, (iv) the Company's ability to complete and maintain corporate alliances relating to the development and commercialization of its technology and products, (v) market acceptance of the Company's technology and products, (vi) the competitive environment and impact of technological change, (vii) the Company's ability to develop manufacturing facilities or contract with third parties to manufacture our products, (viii) the Company's ability to effectively manage growth and (ix) the continued availability of capital to finance the Company's activities.

CONSOLIDATED BALANCE SHEETS
September 30, 2003 and December 31, 2002 (expressed in Canadian dollars)

------------------------------------------------------------------------------------------------
                                                        September 30, 2003     December 31, 2002
                                                        ------------------     -----------------
                                                            (Unaudited)            (Audited)
ASSETS

Current assets:
  Cash and cash equivalents                                $ 29,693,931           $  5,511,422
  Short-term investments                                     10,781,711             18,300,499
  Accounts receivable                                         1,727,327                423,390
  Government assistance receivable                            2,381,512              2,025,548
  Prepaid expenses and other                                  1,385,446                508,233
                                                           ------------           ------------
                                                             45,969,927             26,769,092

Deposits                                                        521,000                521,000

Equipment                                                     6,241,344              4,444,911

Investment                                                      413,644                413,644

Patent and trademark rights                                   1,306,686              1,519,727

Medical technology and other assets                          25,987,613             28,807,301

Goodwill                                                        771,314                771,314
                                                           ------------           ------------
                                                           $ 81,211,528           $ 63,246,989
                                                           ------------           ------------
                                                           ------------           ------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued liabilities                 $  5,907,176           $  2,730,202
  Current portion of deferred licensing revenue               2,531,781              2,242,448
  Current portion of long-term debt                               6,512                978,796
  Current portion of obligations under capital leases           213,142                144,894
                                                           ------------           ------------
                                                              8,658,611              6,096,340

Deferred licensing revenue                                    3,925,480              5,321,303

Long-term debt                                                    1,714                292,199

Obligations under capital leases                                 62,710                254,367

Shareholders' equity
  Share capital - 36,111,003 common shares issued
    and outstanding (Dec. 31, 2002 - 32,606,071)            151,584,640            116,485,416
  Contributed Surplus                                         2,713,564              2,713,564
  Deficit                                                   (85,735,191)           (67,916,200)
                                                           ------------           ------------
                                                             68,563,013             51,282,780
                                                           ------------           ------------
                                                           $ 81,211,528           $ 63,246,989
                                                           ------------           ------------
                                                           ------------           ------------

Approved by the Board

                Anthony F. Holler, MD       Todd R. Patrick
                Chief Executive Officer     President & Chief Operating Officer

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the three and nine months ended September 30, 2003 and 2002
(expressed in Canadian dollars)

------------------------------------------------------------------------------------------------------------------
                                                        Three months ended                 Nine months ended
                                                           September 30                       September 30
                                                   -----------------------------     -----------------------------
                                                       2003             2002             2003             2002
                                                   ------------     ------------     ------------     ------------
                                                    (Unaudited)      (Unaudited)      (Unaudited)      (Unaudited)
REVENUE:
  Licensing                                        $    690,791     $    657,038     $  2,006,477     $ 10,226,523
  Research and development contracts                  1,393,454              -          3,320,222              -
                                                   ------------     ------------     ------------     ------------
                                                      2,084,245          657,038        5,326,699       10,226,523

EXPENSES AND OTHER:
  Research and development                            7,686,511        3,486,618       18,335,641       10,571,769
  Less grants                                          (917,567)        (597,834)      (2,090,692)      (1,585,413)
                                                   ------------     ------------     ------------     ------------
  Net research and development                        6,768,944        2,888,784       16,244,949        8,986,356
  General and administrative                          1,443,954        1,219,313        4,286,262        3,618,239
  Depreciation and amortization                       1,080,093        1,080,039        3,250,320        3,126,835
                                                   ------------     ------------     ------------     ------------
                                                      9,292,991        5,188,136       23,781,531       15,731,430
                                                   ------------     ------------     ------------     ------------
                                                     (7,208,746)      (4,531,098)     (18,454,832)      (5,504,907)

OTHER INCOME (EXPENSES):
  Investment and other income                           396,301          449,445          594,764          348,710
  Interest expense                                       (5,184)         (37,999)         (32,441)        (132,957)
  Gain on sale of short-term investment                     -                -          1,684,979              -
  Loss on write-down of short-term investment               -           (557,476)             -         (3,754,808)
  Loss on disposal of intangible assets              (1,365,166)             -         (1,591,131)             -
                                                   ------------     ------------     ------------     ------------
                                                       (974,049)        (146,030)         656,171       (3,539,055)
                                                   ------------     ------------     ------------     ------------

Loss before income taxes                             (8,182,795)      (4,677,128)     (17,798,661)      (9,043,962)

Income taxes                                             20,330              -             20,330          793,775
                                                   ------------     ------------     ------------     ------------
Net loss                                             (8,203,125)      (4,677,128)     (17,818,991)      (9,837,737)
                                                   ------------     ------------     ------------     ------------
                                                   ------------     ------------     ------------     ------------

Deficit, beginning of period                        (77,532,066)     (58,589,933)     (67,916,200)     (53,429,324)

Deficit, end of period                             $(85,735,191)    $(63,267,061)    $(85,735,191)    $(63,267,061)
                                                   ------------     ------------     ------------     ------------
                                                   ------------     ------------     ------------     ------------

Net loss per share:
  Basic                                            $      (0.23)    $      (0.15)    $      (0.52)    $      (0.32)
  Fully diluted                                           (0.23)           (0.15)           (0.52)           (0.32)
                                                   ------------     ------------     ------------     ------------
                                                   ------------     ------------     ------------     ------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three and nine months ended September 30, 2003 and 2002
(expressed in Canadian dollars)

-----------------------------------------------------------------------------------------------------------------
                                                         Three months ended               Nine months ended
                                                            September 30                     September 30
                                                     ---------------------------     ----------------------------
                                                        2003            2002             2003            2002
                                                     -----------     -----------     ------------     -----------
                                                     (Unaudited)     (Unaudited)      (Unaudited)     (Unaudited)
Cash provided by (used in):

OPERATIONS:
  Net loss                                           $(8,203,125)    $(4,677,128)    $(17,818,991)    $(9,837,737)
  Items not affecting cash:
    Depreciation and amortization                      1,080,093       1,080,039        3,250,320       3,126,835
    Accrued interest on long-term debt                       -            19,722           14,020          73,270
    Gain on disposal of equipment                        (15,438)            -            (15,438)            -
    Loss on disposal of intangible assets              1,365,166             -          1,591,131             -
    Gain on sale of short-term investment                    -               -         (1,684,979)            -
    Loss on write-down of short-term investment              -           557,476              -         3,754,808
    Directors fees paid in shares                         19,723          20,269           60,105          91,860
    Unrealized foreign exchange (gain) loss               (3,060)         53,364          (66,992)        (21,381)
  Net changes in non-cash working capital
   balances relating to operations:
    Accounts receivable                                 (123,219)      1,136,575       (1,303,937)      1,124,038
    Government assistance receivable                    (917,567)      1,592,170         (355,964)        790,385
    Prepaid expenses and other                          (760,316)         28,202         (877,213)         51,915
    Accounts payable and accrued liabilities           1,264,939         (44,433)       2,825,049        (145,176)
    Deferred licensing revenue                           205,409         106,752       (1,106,490)     (1,206,297)
                                                     -----------     -----------     ------------     -----------
                                                      (6,087,395)       (126,992)     (15,489,379)     (2,197,480)

INVESTMENTS:
  Short-term investments, net                          8,866,500      (2,827,402)       9,203,767       2,130,382
  Equipment                                           (1,260,619)       (135,188)      (3,005,621)     (1,483,433)
  Proceeds from disposal of equipment                     51,399             -             51,399             -
  Patent and trademark rights                           (103,050)        (78,156)        (205,272)       (340,883)
  Medical technology                                    (356,490)        (31,390)        (363,848)        (39,365)
  Deposits                                                   -           167,000              -           172,000
                                                     -----------     -----------     ------------     -----------
                                                       7,197,740      (2,905,136)       5,680,425         438,701

FINANCING:
  Proceeds on issuance of common shares                1,240,050         946,580       37,594,192       2,126,593
  Repayment of demand loan                                   -          (812,000)             -          (812,000)
  Repayment of long-term debt                           (269,545)       (326,053)        (924,247)     (1,008,838)
  Repayment of obligations under capital leases          (35,663)        (73,966)        (123,409)       (217,390)
  Share issue costs                                          -               -         (2,555,073)            -
                                                     -----------     -----------     ------------     -----------
                                                         934,842        (265,439)      33,991,463          88,365
                                                     -----------     -----------     ------------     -----------
Increase (decrease) in cash and cash equivalents       2,045,187      (3,297,567)      24,182,509      (1,670,414)
Cash and cash equivalents, beginning of period        27,648,744      12,063,094        5,511,422      10,435,941
                                                     -----------     -----------     ------------     -----------
Cash and cash equivalents, end of period             $29,693,931     $ 8,765,527     $ 29,693,931     $ 8,765,527
                                                     -----------     -----------     ------------     -----------
                                                     -----------     -----------     ------------     -----------

SUPPLEMENTARY INFORMATION:
  Cash paid for:
    Interest                                               9,673         43,084            47,988         131,569
    Income taxes                                          20,330            -              20,330         793,775
  Non-cash investing activities:
    Medical technology and other assets acquired
     by means of share capital to be issued              351,925            -             351,925             -

     NOTES TO FINANCIAL STATEMENTS

1.   BASIS OF PRESENTATION

     The accompanying unaudited consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in Canada for interim financial information and follow the same accounting policies and methods used in the preparation of the most recent annual financial statements. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company's audited financial statements and notes thereto included as part of the Company's 2002 Annual Report filed with the appropriate securities commissions. All amounts are expressed in Canadian dollars unless otherwise indicated.

     In the opinion of management, all adjustments, including reclassifications and normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows at September 30, 2003 and for all periods presented, have been made. Interim results are not necessarily indicative of results for a full year.

2.   SHARE CAPITAL

     During the three month period ended September 30, 2003, 215,785 stock options were exercised for proceeds of $1,240,050. In addition, 1,447 common shares were issued for directors fees of $19,723.

     At September 30, 2003, the Company had 4,454,621 stock options outstanding, of which 1,808,913 are exercisable, at a weighted average exercise price of $5.76 per common share that expire at various dates from October 2003 to June 2010.

3.   STOCK-BASED COMPENSATION

     As per its accounting policy, the Company has not recognized compensation cost for stock-based compensation awarded to employees during the nine months ended September 30, 2003. Had compensation cost for the Company's employee stock option plan been determined based on the fair value at the grant dates for awards under this plan consistent with the fair value based method of accounting for stock-based compensation, the Company's net loss and net loss per share would have been the pro forma amounts indicated below:

                                     Three months ended                    Nine months ended
                                     September 30, 2003                    September 30, 2003
                                ------------------------------      --------------------------------
                                As Reported        Pro Forma         As Reported         Pro Forma
                                ------------      ------------      -------------      -------------
     Net loss                   $(8,203,125)      $(9,735,208)      $(17,818,991)      $(22,534,872)
     Net loss per share
     Basic                           $(0.23)           $(0.27)            $(0.52)            $(0.66)
     Diluted                         $(0.23)           $(0.27)            $(0.52)            $(0.66)

     The fair value of each option grant was estimated on the date of the grant using the using the Black-Scholes option pricing model with the following assumptions:

     ---------------------------------------------------------------
     Expected option lives                                4 -5 years
     Risk-free interest rate                            3.30 - 4.30%
     Dividend yield                                               0%
     Volatility                                       82.45 - 86.73%
     ---------------------------------------------------------------

4.   MEDICAL TECHNOLOGY AND OTHER ASSETS

     On August 20, 2003 ID Biomedical Corporation of Washington ("IDBW") executed an amendment to the License Agreement dated August 29, 1997 between University of Tennessee Research Corporation ("UTRC") and IDBW. In the amendment, UTRC agreed to return 408,163 shares of IDBW common stock and IDBW agreed to pay UTRC US $250,000 cash and provide UTRC US $250,000 worth of common stock of ID Biomedical Corporation. The amendment also provides that all future milestone payments, if milestones are achieved, will be paid in common shares of ID Biomedical Corporation. With this amendment, the Company owns 100% of the issued and outstanding shares of IDBW.

5.   SEGMENT DISCLOSURES

     The Company organizes its business into two operating segments, subunit vaccines and gene-based disease testing. Transactions between reportable segments have been eliminated.

                                                 Three months ended                Nine months ended
                                                    September 30                     September 30
                                             ---------------------------      ------------------------------
                                                2003             2002             2003              2002
                                             -----------     -----------      -------------      -----------
     Revenue from external customers:
        Subunit vaccines                     $ 1,393,454     $         -      $   3,320,222      $         -
        Gene-based testing                       690,791         657,038          2,006,477        10,226,523
                                             -----------     -----------      -------------      ------------
     Total revenue for reportable segments   $ 2,084,245     $   657,038      $   5,326,699      $ 10,226,523
                                             -----------     -----------      -------------      ------------
                                             -----------     -----------      -------------      ------------

     Net earnings (loss) for reportable
      segments for the period:
        Subunit vaccines                     $(8,790,130)    $(4,538,135)     $ (20,990,247)     $(14,259,131)
        Gene-based testing                       587,005        (138,993)         3,171,256         4,421,394
                                             -----------     -----------      -------------      ------------
     Net loss for the period                 $(8,203,125)    $(4,677,128)     $ (17,818,991)     $ (9,837,737)
                                             -----------     -----------      -------------      ------------
                                             -----------     -----------      -------------      ------------

                                                                              September 30,     December 31,
                                                                                  2003              2002
                                                                              -------------      ------------
     Total assets for reportable segments for the period:
        Subunit vaccines                                                      $  78,705,969      $ 57,649,427
        Gene-based testing                                                        2,505,559         5,597,562
                                                                              -------------      ------------
     Total assets                                                             $  81,211,528      $ 63,246,989
                                                                              -------------      ------------
                                                                              -------------      ------------

     Revenues are attributable to countries based on the location of the Company's customers or collaborators:

                                      United States       Japan           Total
                                      -------------     ----------     -----------

     Revenue from external customers:

        Nine months ended:
           September 30, 2003           $5,264,704      $   61,995     $ 5,326,699
           September 30, 2002            2,198,420       8,028,103      10,226,523


        Three months ended:
           September 30, 2003           $2,029,531      $   54,714     $ 2,084,245
           September 30, 2002              653,344           3,694         657,038

     Long-lived assets including goodwill:


                                      United States       Canada          Total
                                      -------------     -----------    -----------

     Long-lived assets:
        September 30, 2003              $6,865,232      $27,441,735    $34,306,957
        December 31, 2002                7,260,104       28,283,149     35,543,253

6.   SUBSEQUENT EVENTS

     a. Subsequent to September 30, 2003, 28,075 stock options were exercised for proceeds of $261,692. In addition, 892 common shares were issued for directors fees of $20,320.

     b. Subsequent to September 30, 2003 the Company completed a unit offering consisting of 5,800,000 Units (collectively the "Units" and individually a "Unit"), each Unit consisting of one common share and one-half of one common share purchase warrant at a price of US $17.37 per Unit, resulting in gross proceeds of $131,906,207 (US $100,746,000). Each whole common share purchase warrant entitles the holder to one common share for a subscription price of US $25.00 and is exercisable by the holder for a four year term. In connection with the bought deal unit offering, the Company paid cash commission of $6,595,310 (US $5,037,300) and incurred professional fees of approximately $654,647 (US $500,000).

7.   RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The Company prepares its consolidated financial statements in accordance with Canadian GAAP, which, as applied in these unaudited interim consolidated financial statements, conform in all material respects to US GAAP, except for the differences below as more fully described in Note 22 to the audited consolidated financial statements for the year ended December 31, 2002.

     Material variations impacting the unaudited interim Consolidated Statements of Loss and Deficit under US GAAP would be as follows:

                                                 Three months ended                 Nine months ended
                                                    September 30                      September 30
                                             ---------------------------      -------------------------------
                                                2003             2002             2003               2002
                                             -----------     -----------      ------------       ------------
     Loss for the period, Canadian GAAP      $(8,203,125)    $(4,677,128)     $ 17,818,991)      $(9,837,737)

     Patent and trademark rights expenditure,
     net of accumulated amortization and
     loss on disposal                             65,676         (50,989)          213,041          (252,204)

     Medical technology expenditure, net of
     accumulated amortization and loss on
     disposal                                  1,053,607         166,803         2,819,688         1,944,036

     Adjustment for stock based compensation     (11,000)       (143,329)          (33,000)         (429,717)
                                             -----------     -----------      ------------       -----------
     Loss for the period, US GAAP             (7,094,842)     (4,704,553)      (14,819,262)       (8,575,622)

     Reclassification adjustment for
     unrealized gains                                  -               -        (1,438,138)                -

     Unrealized gains on short-term
     investments                                       -         189,052                 -           307,305
                                             -----------     -----------      ------------       -----------
     Comprehensive loss for the period,
     US GAAP                                  (7,094,842)     (4,515,501)      (16,257,400)       (8,268,317)

     Weighted average number of shares
     outstanding, US GAAP                     35,964,353      31,343,459        34,225,677        31,157,787

     Basic and diluted loss per common
     share, US GAAP                          $     (0.20)    $     (0.15)     $      (0.43)      $     (0.28)

     Material Variations would result in the following amounts in the unaudited interim Consolidated Balance Sheets under US GAAP as follows:

                                              September 30,          December 31,
                                                  2003                   2002
                                              -------------         -------------
                                               (Unaudited)            (Audited)
     Patent and trademark rights              $          -          $          -
     Medical technology and other assets                 -                     -
     All other assets                            53,917,229            34,355,209

     Share capital                              156,914,313           121,815,089
     Additional paid in capital                   7,831,714             7,831,714
     Deferred stock compensation                   (108,341)             (141,341)
     Other comprehensive income                          -              1,435,248
     Accumulated deficit                      $(123,368,972)        $(108,549,710)


8.   COMPARATIVE FIGURES

     Certain prior period comparative figures have been reclassified to conform to the current period presentation.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ID Biomedical Corporation


                                      By: /s/ Anthony Holler
                                         -------------------
                                      Anthony F. Holler, Chief Executive Officer

Date: November 21, 2003